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SEC FILE NUMBER
8-71074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/30/2023 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ameriflex Group Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8475 W. Sunset Road, Suite 102
(No. and Street)

Las Vegas	NV	89113
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin, Nebbia, & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Diana Heu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ameriflex Group Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NATALIE JOE WHITE
Notary Public - California
Santa Barbara County
Commission # 2418142
My Comm. Expires Sep 24, 2026

Signature: Diana Heu

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ameriflex Group Securities, Inc.

Financial Statements and Supplemental Schedules
As of and for the period ended December 31, 2024
and
Report of Independent Registered Public
Accounting Firm

Ameriflex Group Securities, Inc.
Contents
December 31, 2024

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Shareholder of Ameriflex Group Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ameriflex Group Securities, Inc. as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ameriflex Group Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ameriflex Group Securities, Inc.'s management. Our responsibility is to express an opinion on Ameriflex Group Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ameriflex Group Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Ameriflex Group Securities, Inc.'s financial statements. The supplemental information is the responsibility of Ameriflex Group Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
March 19, 2025

Ameriflex Group Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	21,776
Commissions receivable		38,374
Prepaids and other assets		2,093
Total assets	$	62,243

Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities		3,267
Total liabilities		3,267
Stockholder's Equity		
Common stock, 10,000 shares issued and outstanding		21,000
Additional paid-in capital		142,000
Accumulated deficit		(104,024)
Total stockholder's equity		58,976
Total liabilities and stockholder's equity	$	62,243

See accompanying notes to the financial statements.

Ameriflex Group Securities, Inc.
Statement of Operations
For the Period from November 30, 2023 through December 31, 2024

Revenues	
Commission income	$ 886,862
Total revenues	886,862
Expenses	
Professional fees	54,150
Compensation and benefits	50,782
General and administrative	7,949
Rent and occupancy	3,900
Total expenses	116,781
Net income before income taxes	770,081
Income tax expense	128,000
Net income	$ 642,081

See accompanying notes to the financial statements.

Ameriflex Group Securities, Inc.
Statement of Stockholder's Equity
For the Period From November 30, 2023 through December 31, 2024

	Common stock at par	Additional paid-in-capital	(Accumulated deficit)	Total stockholder's equity
Balance - November 30, 2023	$ 21,000	$ 142,000	$ (33,613)	$ 129,387
Net loss			(11,413)	$ (11,413)
Balance - January 1, 2024	$ 21,000	$ 142,000	$ (45,026)	$ 117,974
Distributions			(712,492)	$ (712,492)
Net income	-	-	653,494	$ 653,494
Balance - December 31, 2024	$ 21,000	$ 142,000	$ (104,024)	$ 58,976

See accompanying notes to the financial statements.

Ameriflex Group Securities, Inc.
Statement of Cash Flows
For the Period From November 30, 2023 through December 31, 2024

Cash flows from operating activities		
Net income	$	642,081
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Commissions receivable		(38,374)
Prepaid expenses and other assets		(1,180)
Account payable and accrued expenses		2,767
Total adjustments		(36,787)
Net cash provided by operating activities		605,294
Cash flows from financing activities		
Distributions to parent		(712,492)
Net cash used for financing activities		(712,492)
Net decrease in cash		(107,198)
Cash and cash equivalents, beginning of Year		128,974
Cash and cash equivalents, end of Year	$	21,776

See accompanying notes to the financial statements.

1. Organization

Ameriflex Group Securities, Inc. (the "Company"), organized in the State of Nevada, is a wholly owned subsidiary of The AmeriFlex Group, Inc.(the "Parent") an SEC registered investment advisor. In November 2023, the Company became registered with the United States Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a non-clearing broker with no retail or institutional customer accounts and no interaction with the public.

2. Significant accounting policies

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company's cash balance is held with a large global financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Commissions Receivable
The Company's receivables includes amounts receivable from commissions trails earned but not yet received.

Property and Equipment and depreciation
Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the assets.

Revenue Recognition
The Company recognizes revenue in accordance with ASC-606 *Revenue from Contracts with Customers*. All revenues are recorded in accordance with ASC-606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation in the contract has been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, (v) the Company has satisfied the applicable performance obligation over time.

<u>Commission trails</u>
The Company derives ongoing revenue from commission trails related to variable annuities, mutual fund companies, unit investment trusts, direct participation, life insurance companies, and equity stocks that are recognized as earned in accordance with a commission sharing agreement. Revenue is recorded on a trade date basis.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for on the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when

necessary, to reduce the deferred income tax assets to the amount expected to be realized. The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

The Company files a consolidated federal and Nevada state income tax return with its Parent Company. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Fair Value of Financial Instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participation assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized, as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2024, the assets and liabilities recorded at amounts that approximate fair value includes cash and cash equivalents, commissions receivable, other assets, accrued expenses and other liabilities. The fair value of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

Recent Accounting Pronouncement

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company’s operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The President and Chief Executive Officer of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and

presents its financial results. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the significant income and expenses of the segment are reported in the accompanying statement of operations.

3. Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position or results of operations.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $56,873, which was $51,873 in excess of the minimum amount required and 6% of Aggregate Indebtedness.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Applicant represents that the Firm does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

5. Related party transactions

The Company occupies office space with its Parent Company in Las Vegas, Nevada and has agreed, on a month-to-month basis, to a rental fee of $300. Rent expense for the period ended December 31, 2024 was $3,900. The Company also made distributions to the Parent. From the period of November 30, 2023 through December 31, 2024, the Company distributed profits of $712,492 to the Parent.

6. Subsequent Events

The Company evaluates subsequent events that have occurred subsequent to December 31, 2024 and through March 19, 2025 the date of issuance of the report, and has determined that no additional items require disclosure.

Supplemental Schedules

Ameriflex Group Securities, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Total Ownership Equity Qualified for Net Capital	$	58,976
Deductions and/or charges for non-allowable assets:		
Prepaid expenses and other assets		2,103
		2,103
Tentative Net Capital		56,873
Other deductions:		
Haircuts		-
Net Capital	$	56,873
Computation of Basic Net Capital Requirement:		
Minimum dollar net capital requirement	$	5,000
6-2/3% of Aggregate indebtedness	$	218
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	51,873
Computation of Aggregate Indebtedness		
Accrued expenses and other liabilities		3,267
Total aggregate indebtedness	$	3,267
Ratio of aggregate indebtedness to net capital		0.06

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2024.

Ameriflex Group Securities, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Applicant will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Applicant represents that the Firm does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Firm's business activities are limited to the receipt of commission trails.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Ameriflex Group Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC rule 17a-5, in which (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to (1) receipt of commission trails, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ameriflex Group Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ameriflex Group Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
March 19, 2025

Ameriflex Group Securities, Inc.
Exemption Report For The Year Ended December 31, 2024

Ameriflex Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to (1) receipt of commission trails, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

____
Ameriflex Group Securities, Inc.

I, Diana Heu, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Diana Heu

Title: CEO

March 19, 2025

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara

On March 20 2025 before me, Natalie Joe White,
Date — Here Insert Name and Title of the Officer

personally appeared Diana Youa Heu
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NATALIE JOE WHITE
Notary Public - California
Santa Barbara County
Commission # 2418142
My Comm. Expires Sep 24, 2026

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SEC Annual Report

Document Date: March 19 2025 Number of Pages: 17

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Diana Youa Heu
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: The AmeriFlex Group

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______